UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM U-1

                                   APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                 Harbert Distressed Investment Master Fund, Ltd.
                             c/o 555 Madison Avenue
                                   16th Floor
                               New York, NY 10022
                      ------------------------------------

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
                                ----------------

                 Harbert Distressed Investment Master Fund, Ltd.
                             c/o 555 Madison Avenue
                                   16th Floor
                               New York, NY 10022
                      ------------------------------------

                   (Names and addresses of agents for service)


             The Commission is also requested to send copies of any
                communications in connection with this matter to:

Randolph Lee Elliott                Mark F. Sundback
Miller, Balis & O'Neil, P.C.        Kenneth L. Wiseman
Suite 700                           Andrews Kurth LLP
1140 Nineteenth Street, N.W.        1701 Pennsylvania Avenue, N.W., Suite
Washington, D.C. 20036-6600         300
                                    Washington, D.C. 20006

Item 1. Description of Proposed Transaction
        -----------------------------------

     Harbert Distressed Investment Master Fund, Ltd. ("Harbert" or the "Applicant") anticipates that the funds and accounts managed by it will receive, in the aggregate, more than ten percent (10%) of the voting securities of a public utility company, the reorganized NorthWestern Corporation ("NorthWestern"), pursuant to Debtor's Second Amended and Restated Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated August 27, 2004 ("Second Amended and Restated Plan of Reorganization"), filed by NorthWestern in the United States Bankruptcy Court for the District of Delaware.(1)

--------
1 In re NorthWestern Corp., Case No. 03-12872 (CGC) (Bankr. D. Del.) (filed Sept. 14, 2003).


     Harbert requests an order under section 3(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), 15 U.S.C. ss. 79c(a)(4), exempting it from regulation as a holding company. Harbert submits that its circumstances clearly qualify it for status as only temporarily a holding company as contemplated by the Act.

     The Disclosure Statement dated August 27, 2004, filed in connection with the Second Amended and Restated Plan of Reorganization ("Disclosure Statement"), indicates that by operation of the Second Amended and Restated Plan of Reorganization, Harbert's funds and accounts will receive voting securities of the reorganized NorthWestern in exchange for previously contracted bona fide debt of NorthWestern. Harbert plans to hold the voting securities for investment purposes only, and will reduce its interests to less than ten percent of the outstanding voting securities of the reorganized NorthWestern as soon as it is financially reasonable, consistent with Harbert's fiduciary obligations to its investors. Accordingly, Harbert will be "temporarily a holding company" within the meaning of section 3(a)(4) and entitled to exemption under that section. As explained more fully herein, the proposed exemption will not result in detriment to the public interest or the interest of investors or consumers.

     A hearing on confirmation of the Second Amended and Restated Plan of Reorganization was commenced on August 25, 2004 and concluded October 6, 2004. Formal confirmation of the Second Amended and Restated Plan of Reorganization occurred on October 19, 2004. A form of order for approval of the Second Amended and Restated Plan of Reorganization was submitted October 13, 2004. Under that form of Order the Second Amended and Restated Plan of Reorganization would become effective no later than November 1, 2004. While approval of this application is not a condition precedent to confirmation of the Second Amended and Restated Plan of Reorganization, Harbert requests that the Commission issue a notice of filing of this application as soon as practicable and issue an order approving the requested exemption as soon as its rules allow following the notice period.

     A.   Description of Harbert
          ----------------------

     Harbert Management Corporation ("HMC") was founded in 1945 and is a privately held firm specializing in non-traditional money management activities. HMC is an investment management firm with a diversified portfolio of assets under management, serving pension trusts, endowments and foundations, pension funds, banks, insurance companies, family offices, and high net worth individuals. HMC has sponsored numerous funds, including Harbert Distressed Investment Master Fund, Ltd. Harbert's investment team also manages a separate managed account, Alpha Sub US Fund VI, LLC ("Alpha"). HMC's investments range across a wide variety of industries; diversification across asset classes is a fundamental goal of HMC.

     HMC Investments, Inc., a wholly-owned subsidiary of HMC, is a registered broker/dealer, and member NASD, SIPC. The Harbinger Group, Inc., an indirect wholly-owned subsidiary of HMC, is an SEC registered investment advisor.

     Neither HMC nor any of the funds or accounts it manages is presently a "public-utility company," a "holding company," or an "affiliate" of any public utility or holding company under the Act.

     B.   Description of NorthWestern Corporation
          ---------------------------------------

     As detailed in the Disclosure Statement, NorthWestern is a public utility company that generates, transmits, and distributes electricity and provides natural gas distribution service to approximately 608,000 customers in Montana, South Dakota, and Nebraska.

     NorthWestern has generated and distributed electricity in South Dakota and has distributed natural gas in South Dakota and Nebraska through its energy division, NorthWestern Energy, since NorthWestern's formation in 1923. In 2002, NorthWestern completed the acquisition of the electric and natural gas transmission and distribution business of The Montana Power Company, and since November 15, 2002, has operated those businesses through its NorthWestern Energy division.

     Electric Utility Operations. NorthWestern operates regulated electric utility businesses in Montana and South Dakota. It is subject to the jurisdiction of, and regulation by, the Federal Energy Regulatory Commission ("FERC") with respect to the issuance of securities and the setting of wholesale electric rates. NorthWestern is not subject to the Act. With respect to electric service territorial issues, rates, terms, and conditions of service, accounting records and other aspects of its operations, NorthWestern's Montana operations are subject to the jurisdiction of, and regulation by, the Montana Public Service Commission, and its South Dakota operations are subject to the jurisdiction of, and regulation by, the South Dakota Public Utilities Commission.

     NorthWestern's Montana electric utility business consists of a transmission and distribution network. Its service territory covers approximately 107,600 square miles, which represents approximately 70% of Montana's land area. It delivers electricity to approximately 305,0000 customers in 191 communities and their surrounding rural areas in Montana, including Yellowstone National Park. It also delivers electricity to rural electric cooperatives in Montana that serve approximately 76,000 customers. Its electric distribution system consists of approximately 19,700 miles of overhead and underground distribution lines and approximately 334 transmission and distribution substations. It purchases from third parties substantially all of the power it transmits and distributes to Montana customers. According to the Disclosure Statement, NorthWestern believes that its power purchase arrangements, in conjunction with its ability to make open market purchases, are sufficient to meet its power supply needs through June 30, 2007, the end of the original deregulation transition period in Montana. In its most recent session, the Montana legislature extended that transition period to the year 2027.

     NorthWestern operates in South Dakota as a vertically integrated generation, transmission, and distribution utility. Its electricity revenues in South Dakota are derived primarily from generation, transmission, and distribution service to residential, commercial, and industrial retail customers and from wholesale sales. NorthWestern has the exclusive right to serve an assigned service area in South Dakota in 25 counties with a combined population of approximately 99,500, and it provides retail electricity to over 57,600 customers in 108 communities in South Dakota. Residential, commercial, and industrial services are generally bundled packages of generation, transmission, distribution, meter reading, billing, and other services. In addition, NorthWestern provides wholesale transmission of electricity to a number of South Dakota municipalities, state government agencies, and agency buildings; for these services, NorthWestern is responsible for the transmission of contracted electricity to a substation or other distribution point, and the purchaser is responsible for further distribution, billing collection, and other related functions. NorthWestern also sells electricity to resellers, including power pools and other utilities. NorthWestern's transmission and distribution network in South Dakota consists of approximately 3,100 miles of overhead and underground transmission and distribution lines as well as 120 substations. Most of the electricity that NorthWestern supplies to customers in South Dakota is generated by three power plants that NorthWestern owns jointly with unaffiliated parties. NorthWestern also owns several peaking/standby generating units at nine locations in its service area.

     Natural Gas Utility Operations. NorthWestern operates regulated natural gas utility businesses in Montana, South Dakota, and Nebraska. Its natural gas services include fully bundled services consisting of natural gas supply and distribution services, although certain large commercial and industrial retail customers, as well as wholesale customers, purchase the natural gas commodity from another provider and utilize NorthWestern's transportation and distribution services. NorthWestern's natural gas transportation pipelines are not generally subject to the jurisdiction of the FERC but are subject to state regulation.

     NorthWestern conducts limited interstate transportation in Montana that is subject to the jurisdiction of the FERC, but the FERC has allowed the Montana Public Service Commission to set the rates for this interstate service. NorthWestern is subject to Montana Public Service Commission jurisdiction when it issues, assumes, or guarantees securities in Montana, and when it creates liens on its Montana properties. The Montana Public Service Commission sets rates for NorthWestern's Montana natural gas supply. NorthWestern distributed approximately 55 billion cubic feet of natural gas to 163,000 customers in 109 Montana communities in 2003. NorthWestern's natural gas distribution system consists of approximately 3,500 miles of underground distribution pipelines. NorthWestern also transports gas in Montana from production receipt points and storage facilities to distribution points and other nonaffiliated transportation systems.

     Northwestern is subject to the jurisdiction of the South Dakota Public Utilities Commission with respect to rates, terms and conditions of service, accounting records, and other aspects of its natural gas transmission and distribution operations in South Dakota.

     The Nebraska Public Service Commission regulates rates and terms and conditions of service for natural gas companies. However, a natural gas company in Nebraska may continue to negotiate rates for natural gas service with the cities that it serves when the natural gas company files an application for increased rates with the Nebraska Public Service Commission. NorthWestern provided natural gas to approximately 82,000 customers in 59 South Dakota communities and 4 Nebraska communities in 2003. It has approximately 2,100 miles of distribution gas mains in South Dakota and Nebraska with distribution capacity of approximately 15,000 million BTU per day as of the end of 2003. NorthWestern also transports natural gas for other gas suppliers and marketers in South Dakota and Nebraska.

     NorthWestern's natural gas supply requirements are fulfilled through third-party, fixed-term purchase contracts, natural gas storage services contracts, and short-term market purchases. According to the Disclosure Statement, NorthWestern believes that its Montana, South Dakota, and Nebraska natural gas supply, storage, and distribution facilities and agreements are sufficient to meet its ongoing requirements.

     C.   NorthWestern's Bankruptcy Reorganization
          ----------------------------------------

     On September 14, 2003, NorthWestern filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. In the succeeding eleven months, NorthWestern, as debtor-in-possession, negotiated with creditors, state regulators, and other parties, a plan of reorganization that provides for the reorganization of NorthWestern as a standalone, regulated utility company. In so doing, NorthWestern has divested nearly all of its interests in non-regulated utility businesses but has expressed no interest in disposing of all or part of the company's public utility business and assets.

     Under the Second Amended and Restated Plan of Reorganization filed by Northwestern on August 27, 2004, Northwestern's unsecured creditors will receive pro rata distributions of all of the common stock of reorganized NorthWestern (subject only to dilution by relatively small amounts of new stock issued pursuant to a management incentive plan). NorthWestern will retain all its public utility lines of business and will continue to operate as a standalone public utility company.

     Harbert and Alpha hold publicly traded Senior Notes issued by NorthWestern in 2002. Harbert acquired these securities in NorthWestern in the ordinary course of its business on behalf of the managed funds and accounts. As part of their investment strategies, Harbert and Alpha regularly attempt to identify undervalued securities of financially distressed companies.(2) Harbert and Alpha

----------
2 Harbert's distressed investment activities focus on financially troubled businesses, including those that are involved in reorganization proceedings under Chapter 11 of the Bankruptcy Code. Chapter 11 was enacted to give financially distressed companies a "fresh start"--a chance to reorganize as viable enterprises. In effect, the courts supervise the reorganization process, allowing the troubled company to continue to operate while it works out a settlement with its creditors. Historically, Chapter 11 reorganizations have created attractive investment possibilities for those who understand the reorganization process. The investment process is complicated, combining value oriented, fundamental company analysis with the legal aspects of the reorganization proceeding. From a basic perspective, the analysis is to initially determine the enterprise value of the subject company, and then assess, based on such value, the likely recoveries by each creditor constituency and the timing thereof.

acquired 7.875% NorthWestern debt due 2007, 8.75% of NorthWestern debt due 2012, 6.95% NorthWestern debt due 2028, 7.07% Montana Power debt due 2006, 7.96% Montana Power debt due 2026, and 7.875% Montana Power debt due 2026. Harbert or its administered funds also own beneficially several issuances of NorthWestern's subordinated debt securities consisting of 7.2% junior subordinated deferrable interest debentures due 12/31/2038, the 8.1% junior subordinated deferrable interest debentures due 1/15/2032, the 8.125% junior subordinated deferrable interest debentures due 9/30/2025, and the 8.25% junior subordinated deferrable interest debentures due 12/31/2038 (collectively, the subordinated issues are referred to as the "TPOrS Sub-debt"). These securities were acquired for investment purposes and continue to be held exclusively for such purposes.(3)

----------
3 Harbert Funds holding NorthWestern securities or owning them beneficially are Harbert Distressed Investment Master Fund, Ltd. and Alpha Sub US Fund VI, LLC.


     Under the Second Amended and Restated Plan of Reorganization, the funds and accounts managed by Harbert expect to receive, in the aggregate, up to a maximum of approximately 26.5% of the common stock of reorganized NorthWestern if Harbert and affiliates were to exercise all available warrants.(4)

----------
4 Under the Second Amended and Restated Plan of Reorganization, this percentage could be affected if certain unsecured creditors elect not to receive distributions of common stock of reorganized NorthWestern, which would increase the percentage of the common stock distributed to the remaining unsecured creditors, including the Harbert funds and accounts.


     Harbert was active in the re-organization proceedings of NorthWestern. Harbert, along with its legal and financial professionals, engaged in negotiations with NorthWestern, other creditor groups, and other parties to develop the Second Amended and Restated Plan of Reorganization. This plan was filed by NorthWestern and enjoys broad support.

     A hearing on confirmation of the Second Amended and Restated Plan of Reorganization was held on August 25, 2004, and concluded on October 6, 2004. Confirmation occurred on October 19, 2004, and the requested effective date is no later than November 1, 2004. Harbert requests expedited consideration of its application and asks the Commission to issue an order in this matter as soon as its rules allow.

Item 2. Fees, Commissions and Expenses
        ------------------------------

     The fees and expenses of certain professionals retained by Harbert and Wilmington Trust as indenture trustee under the Plan of Reorganization are to be paid by NorthWestern. Harbert has not paid or incurred, and is not expected to pay or incur, any fees, commissions, or expenses in connection with the exchange of its debt securities for common stock of the reorganized NorthWestern.

Item 3. Applicable Statutory Provisions
        -------------------------------

     Harbert considers sections 2(a)(7) and 3(a)(4) of the Act and Rule 10(a)(2) thereunder to be applicable to the proposed transaction. To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or rules thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made. Harbert requests, on its own behalf and that of its affiliates and its funds and managed accounts, a declaration under
Section 3(a)(4) of status as only temporarily a holding company.

     A. Harbert is entitled to exemption from regulation as a holding company under section 3(a)(4) of the Act as a company that is temporarily a holding company by having acquired securities in liquidation of a previously contracted bona fide debt.
          ----------------------------------------------------------------------

     The voting securities of reorganized NorthWestern will be held by two separate entities, which will hold a maximum of approximately twenty-six and a half percent (26.5%) of such voting securities.

     Nonetheless, the facts of this matter demonstrate that Harbert will not exercise such a controlling influence over the management or policies of the reorganized NorthWestern as to make it necessary or appropriate to subject Harbert to regulation as a holding company. Although Harbert has acted to protect its rights as a creditor in bankruptcy, its role will substantially diminish following the effective date of the reorganization.(5) While Harbert will vote to protect its interests as a shareholder, it will not be represented on the Board by any of its directors, officers, or other employees.

----------
5 The fact that Harbert has actively participated in the negotiation of the Second Amended and Restated Plan of Reorganization does not alter the conclusion that the company is entitled to an exemption under section 3(a). The Bankruptcy Code requires creditors such as Harbert to take affirmative action to protect their claims. See, e.g., 11 U.S.C. ss. 1141 (confirmation of a plan of reorganization generally discharges debtor from all claims that have not been provided for in the plan). The Commission has implicitly sanctioned such actions as a necessary part of the reorganization process. In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), supplemented, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992), and Eastern Utilities Associates, Holding Co. Act Release No. 25719 (Dec. 29, 1992), creditors actively negotiated plans of reorganization in Seabrook-related bankruptcies. Harbert will not be represented on the board of directors of the reorganized NorthWestern by any of its directors, officers, or other employees.


     Harbert does not have any plans to control or affect the governance of NorthWestern. The firm does not intend to cause any changes in policy of NorthWestern's management. It does not have an objective of owning large percentages of public utility companies. It does not intend to enter into any stand-alone transactions with NorthWestern.

     In addition, Harbert affiliates will continue to be extensively regulated by the Commission under the Investment Advisers Act of 1940, as amended, and the other federal securities laws, in its primary investment management business.

     Harbert is entitled to an exemption under section 3(a)(4) of the Act.

     Section 3(a)(4) of the Act provides an exemption from regulation under the Act when holding company status is "temporary" in nature:

               such holding company is temporarily a holding company solely by reason of the acquisition of securities for purposes of liquidation or distribution in connection with a bona fide debt previously contracted or in connection with a bona fide arrangement for the underwriting or distribution of securities.

     The Commission in Manufacturers Trust Co., 9 S.E.C. 283 (1941), explained that the language of section 3(a)(4) "clearly denotes a desire to give an applicant thereunder a reasonable time in which it might dispose of its public utility or holding company securities without being subject to the Act." Id. at 288.

     Cases under section 3(a)(4) have generally involved companies that acquired utility securities in connection with litigation, see, e.g., Manufacturers Trust Co., 3 S.E.C. 845 (1939); reorganization proceedings, see, e.g., Fidelity Management & Research Co., 52 S.E.C. 570 (1996); National Supply Co. of Delaware, 1 S.E.C. 742 (1936); American Community Power Co., 1 S.E.C. 527
(1936), or proceedings under section 11 of the Act, see, e.g., Massachusetts Mutual Life Insurance Co., 9 S.E.C. 642 (1942). The Commission has used section 3(a)(4) to grant these types of companies a reasonable period of time in which to reduce their utility holdings to less than ten percent of a public utility's voting securities, without becoming subject to regulation as a holding company under the Act. See Fidelity, 52 S.E.C. at 575.

     In these cases, the Commission has focused on the requirements under section 3(a)(4) that the securities were acquired in connection with a "bona fide debt previously contracted" and that the applicant holds the securities "temporarily" and "for the purposes of liquidation." See Fidelity, 52 S.E.C. at 574; Manufacturers Trust Co., 4 S.E.C. 845, 855-56 (1939); Halsey, Stuart & Co., 1 S.E.C. 323, 325 (1936).

     As in the Fidelity case, the "formal requirements for exemption under section 3(a)(4) are satisfied in this matter." 52 S.E.C. at 574. The requirement that the underlying securities be acquired in connection with a previously contracted bona fide debt is met. Harbert acquired the Senior Notes and subordinated debt of NorthWestern for investment purposes in the ordinary course of its distressed investment business. The need for exemption arises solely because, pursuant to the Second Amended and Restated Plan of Reorganization, Harbert will receive the voting securities of the reorganized NorthWestern in exchange for previously contracted bona fide debt. The exchange of equity for existing debt securities is mandated by NorthWestern's financial problems and the Second Amended and Restated Plan of Reorganization, which is intended to effect the reorganization that will enable NorthWestern to emerge from bankruptcy as a viable entity. See id. at 574-75.

     As for the requirement that the applicant for exemption under section 3(a)(4) hold the securities "temporarily" and "for purposes of liquidation," the Commission "has previously examined the applicant's intent." Fidelity, 52 S.E.C. at 575. In this instance, Harbert is seeking an exemption under section 3(a)(4) for a period of up to three years. Harbert plans to reduce its aggregate holdings to less than ten percent (10%) of NorthWestern's voting securities in a manner that will allow Harbert to maximize its return on the investment over a three-year period. The proposed three-year period should provide adequate time for a reorganized NorthWestern to execute its reorganization plan, for analyst coverage of reorganized NorthWestern to be initiated, for recovery in the currently depressed utility sector, and for an orderly market to develop for the equity. This period is needed to enable Harbert to reduce its holdings in the reorganized NorthWestern in an orderly fashion, consistent with market conditions and Harbert's fiduciary obligations to its investors. Harbert believes that three years would be a reasonable period in which the reorganization of NorthWestern would have "an opportunity to be reflected in increased earnings and improved market prices." Massachusetts Mutual Life Insurance Co., 9 S.E.C. 642, 644 (1941).

     The grant of a three-year temporary exemption would be consistent with the Commission's Fidelity order. See 52 S.E.C. at 575. There, the Commission re-affirmed that section 3(a)(4) "`clearly denotes a desire to give an applicant thereunder a reasonable time in which it might dispose of its public utility or holding company securities without being subject to the Act.'" 52 S.E.C. at 575 (quoting Manufacturers Trust Co., 9 S.E.C. 283, 288 (1941)). It concluded that the requested three-year period was consistent with the requirements of section 3(a)(4) that the securities be held temporarily and for purposes of liquidation. 52 S.E.C. at 575.(6)

----------

6 In its most recent decision before Fidelity, the Commission granted an exemption under section 3(a)(4) for a period of up to seven years. Coastal States - Lo-Vaca Settlement Trust Mercantile National Bank at Dallas, Holding Co. Act Release No. 21104 (Apr. 23, 1979). The Commission has also granted "temporary" exemptions of three years under other subsections of section 3(a). See Kansas Power & Light Co., 50 S.E.C. 852 (1992) (three-year exemption under section 3(a)(2)); Kansas Power & Light Co., 32 S.E.C. 749 (1951) (same).


     The fact that Harbert acquired the debt as part of its distressed investments business does not affect Harbert's eligibility for exemption under section 3(a)(4). In the Fidelity order the Commission stated that its findings that Fidelity was entitled to exemption under this section were not altered by the fact that Fidelity "would acquire the El Paso common stock as a result of purchases of debt of the existing El Paso in the ordinary course of its distressed investment business before and after the Chapter 11 filing, or that Fidelity will seek to protect its investment in the utility." Fidelity, 52 S.E.C. at 575.

     After the Second Amended and Restated Plan of Reorganization becomes effective, Harbert will, of course, continue to vote its shares consistent with its fiduciary duty to its investors. Harbert does not intend to hold reorganized NorthWestern's voting securities permanently in order to exercise control. Rather, Harbert intends to retain these voting securities temporarily, for investment purposes only, with the intention to liquidate all or a significant portion thereof as soon as reasonably practicable, consistent with market conditions and Harbert's fiduciary obligations to its investors. Moreover, Harbert and its funds and accounts were "not formed solely for the purpose of holding utility interests and exercising the kind of control over such interests as that typically exercised by other utility holding companies." Fidelity, 52 S.E.C. at 575.

     If the formal requirements for exemption under section 3(a)(4) are satisfied, section 3(a) directs the Commission to grant the exemption "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers." The Commission has noted that it "has generally relied upon the temporary nature of the exemption under section 3(a)(4) to prevent the entrenchment of control that would require regulation under the Act." Fidelity, 52 S.E.C. at 576.

     In addition, as in Fidelity, see id., Harbert does not intend to enter into any stand-alone transactions with the reorganized NorthWestern, and does not have an objective to own large percentages of public utility companies. Harbert will not directly or indirectly cause any change in the policies or operations of the reorganized NorthWestern, and the ownership by its funds and accounts of the common stock of reorganized NorthWestern should not obstruct, diminish, hinder, impair or unduly complicate the regulation and supervision of the utility. See id.

     Because of the limited duration of the exemption and extensive regulatory oversight to which NorthWestern is otherwise subject, the exemption will not result in detriment to the public interest or the interest of investors or consumers. Investors will be protected under the Bankruptcy Code and by Commission regulation under the federal securities laws other than the Act.(7)

----------
7 See Division of Investment Management, United States Securities and Exchange Commission, The Regulation of Public Utility Holding Companies 36-39 (1995) (hereinafter, "1995 Report").


NorthWestern will be subject to regulation by the FERC, the Montana Public Service Commission, the South Dakota Public Utilities Commission, and the Nebraska Public Service Commission. As the Commission has recognized, these other federal and state regulators are primarily responsible for the protection of consumers.(8)

----------
8 The legislative history, for example, indicates that the Act was intended "simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible." S. Rep. No. 621, 74th Cong., 1st Sess. 11 (1935) (discussing section 11, "the very heart of the title"). See Fidelity, 52 S.E.C. at 576-77.


     Moreover, Harbert will file Schedule 13G reports with this Commission with respect to subsequent changes in the holdings by the Harbert funds and accounts of the reorganized NorthWestern's common stock.

     Accordingly, Harbert asks the Commission to issue an order granting it an exemption from regulation as a holding company under the Act for a period of up to three (3) years from the date of acquisition of such voting securities. During this period, Harbert will seek to reduce its holdings to less than ten percent of the outstanding voting securities of the reorganized NorthWestern. Any sale of Harbert's holdings of reorganized NorthWestern's common stock will comply with the applicable requirements of the Securities Act of 1933, as amended. If, despite its good faith efforts, Harbert is unable to reduce its holdings in a manner consistent with its fiduciary obligations, it will seek an order extending the period of exemption.

     B.   Conclusion
          ----------

     For the reasons set forth above, should the Applicant be classified as a "holding company" under the Act upon the conversion of its NorthWestern debt securities into voting securities of reorganized NorthWestern, the Applicant requests an exemption from regulation as a holding company under the Act pursuant to section 3(a)(4).

Item 4. Regulatory Approval
        -------------------

     Harbert does not believe that, as a result of the debt/equity exchange contemplated by the Second Amended and Restated Plan of Reorganization, Harbert will become subject to regulation by Montana, South Dakota, or Nebraska regulators as a public utility holding company or an affiliate of the reorganized NorthWestern. To the extent that the approval of the state regulators may be required, however, Harbert will either file for such approval or else request a variance from the requirements of state law. It is Harbert's understanding that the relevant state laws and regulations were not intended to reach a situation such as this (in which Harbert's equity interest results from its position as an unsecured creditor of a utility in bankruptcy reorganization proceedings), and where Harbert does not have a specific intent to create a holding company under state law or otherwise have NorthWestern diversify into nonregulated business activities.

Item 5. Procedure
        ---------

     Harbert requests that the Commission issue a notice of filing of this application as soon as practicable and issue an order approving the requested exemption as soon as its rules allow following the notice period. Harbert further states that (1) there should not be a recommended decision by a hearing officer or any other responsible officer of the Commission; (2) the Division of Investment Management may assist in the preparation of the Commission's decision; and (3) there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits
        --------

     A.   Form of Notice of Proposed Transactions

     B. Disclosure Statement (including, as an exhibit, the Second Amended and Restated Plan of Reorganization) : filed pursuant to Form SE in hard copy.

Item 7. Information as to Environmental Effects
        ---------------------------------------

     (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned entities have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                HARBERT DISTRESSED INVESTMENT
                                MASTER FUND, LTD.
                                on its own behalf and
                                on behalf of certain affiliated funds and managed accounts


                                 By: ______________________
                                       Joel B. Piassick
                                       Director

Date: October 26, 2004

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                                  EXHIBIT INDEX

                                                                      PAGE

     Exhibit

1.   Form of Notice of Proposed Transactions.............................1

2.   Disclosure Statement (including, as an exhibit,
     the Second Amended and Restated Plan of Reorganization):
     filed pursuant to Form SE in hard copy..............................3


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                                    Exhibit 1

                     Form of Notice of Proposed Transaction

     Harbert Distressed Investment Master Fund, Ltd. on its own behalf and on behalf of funds and managed accounts ("Harbert") has filed an application for an order of exemption under section 3(a)(4) of the Act. It is anticipated that the funds and accounts managed by Harbert will receive, in the aggregate, more than ten percent (10%) of the voting securities of the public utility company NorthWestern Corporation ("NorthWestern") pursuant to NorthWestern's Second Amended and Restated Plan of Reorganization, dated August 27, 2004, now pending before the United States Bankruptcy Court for the District of Delaware. Harbert asserts that the ownership of such securities by the various funds or accounts managed by Harbert should not result in Harbert becoming a holding company under the Act. Harbert requests an order under section 3(a)(4) of the Act, exempting it from regulation as a holding company.

     The Disclosure Statement dated August 27, 2004, filed in connection with the Second Amended and Restated Plan of Reorganization ("Disclosure Statement"), indicates that by operation of the Second Amended and Restated Plan of Reorganization, Harbert will receive, in addition to cash and debt securities, voting securities of the reorganized NorthWestern, in exchange for previously contracted bona fide debt of NorthWestern. Harbert represents that it plans to hold the voting securities for investment purposes only, and will liquidate such interests as soon as financially reasonable, consistent with its fiduciary obligations to its investors. Accordingly, Harbert asserts that it will be "temporarily a holding company" within the meaning of section 3(a)(4), and entitled to exemption under that section.

     A hearing on confirmation of the Second Amended and Restated Plan of Reorganization was held on August 25, 2004, and was concluded on October 6, 2004. Confirmation was received on October 19, 2004. Harbert requests expedited consideration of its application and asks the Commission to issue an order in this matter as soon as its rules allow.


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                                    Exhibit 2

     Filed pursuant to Form SE